Exhibit 99.2

Q2 FY25 Results:

Mytheresa reports strong Net Sales growth of 13% and continued strong adjusted EBITDA profitability in the second quarter

●	Double-digit Net Sales growth with +13.4% in Q2 FY25 vs. Q2 FY24
●	Continuous US expansion with +17.6% Net Sales growth in Q2 FY25
●	Strong GMV per Top Customer growth with +13.6% in Q2 FY25
●	Outstanding Average Order Value increasing by +9.5% to €736 LTM in Q2 FY25
●	Gross Profit Margin increase of 110bps to 50.9% in Q2 FY25
●	Strong profitability with adjusted EBITDA margin of 7.3% in Q2 FY25
●	Inventory decrease of -1.3% in Q2 FY25 vs. Q2 FY24

MUNICH, Germany (February 11, 2025) – MYT Netherlands Parent B.V. (NYSE: MYTE) (“Mytheresa” or the “Company”), today announced financial results for its second quarter fiscal year 2025 ended December 31, 2024. The luxury multi-brand digital platform reported continued strong financials with double-digit top-line growth and strong profitability clearly demonstrating the continued success of the Mytheresa business.

Mytheresa’s second quarter highlights include double-digit revenue growth, high Top Customer spend growth, many “money-can’t-buy” Top Customer experiences around the globe and continued strong adjusted EBITDA profitability.

Michael Kliger, Chief Executive Officer of Mytheresa, said, “We are very pleased with our results in a still volatile macro environment. With strong, accelerating revenue growth of 13.4% and positive, significantly improved adjusted EBITDA margin of 7.3% in the second quarter, we continued our very positive business momentum from the previous quarters and have achieved a significant step up in financial performance in H1 of fiscal year 2025 compared to H1 of fiscal year 2024.”

Kliger continued, “We have reaffirmed our leadership position in terms of financial performance and reputation in digital luxury. Our clear focus on the high-spending, wardrobe-building top customers sets us apart and allows us to win market share and grow profitably. Strong Top Customer revenue growth, an outstanding average order value and excellent customer satisfaction scores demonstrate our relentless customer focus which is a key success factor for Mytheresa.”

FINANCIAL HIGHLIGHTS FOR THE SECOND QUARTER ENDED DECEMBER 31, 2024

●	Net sales increase of +13.4% year-over-year to €223.0 million as compared to €196.6 million in Q2 FY24 and in H1 FY25 +10.6% vs. H1 FY24
●	GMV growth of 11.9% to €244.7 million in Q2 FY25 as compared to €218.7 million in the prior year period
●	Outstanding Average Order Value increasing by +9.5% to €736 LTM in Q2 FY25
●	Strong Gross Profit margin of 50.9%, an increase of 110 BPs to year-over-year
●	Adjusted EBITDA of €16.2 million and adjusted EBITDA margin of 7.3% - in H1 of FY25 Adjusted EBITDA margin at 4.5%
●	Positive Adjusted Operating Income and Adjusted Net Income Margin of 5.5% and 4.8%, respectively in Q2 FY25
●	Inventory decrease of -1.3% in Q2 FY25 vs. Q2 FY24 to €404.6 million

KEY BUSINESS HIGHLIGHTS

●	Strong Net Sales growth in the United States of +17.6% vs. Q2 FY24
●	Strong growth of GMV per Top Customers of +13.6% vs. Q2 FY24
●	Launch of exclusive capsule collections and pre-launches in collaboration with Khaite, Alaia, Saint Laurent, Loewe, Gucci, Miu Miu, Moncler, Bottega Veneta and many more
●	Continued expansion of fine jewelry offer with launch of highly prestigious Bvlgari brand online, supporting ongoing top customer focus and high value item growth
●	Impactful Top Customer events around the globe and multi-day “money-can´t buy” experiences in partnership with luxury brands, including a mountain experience with Zegna and an exclusive 2-day Nordic winter experience with Moncler Grenoble in Oslo
●	2-week immersive Après-Ski experience to start mid February in Aspen in cooperation with Bemelmans Bar from New York to attract and engage with highly relevant target audience
●	Excellent customer satisfaction with Net Promoter Score of 83.3% in Q2 FY25
●	Announcement of new group name “LuxExperience” upon expected completion of the YOOX NET-A-PORTER acquisition

For the full fiscal year ending June 30, 2025, we expect:

●	GMV and Net Sales growth in the range of 7% to 13%
●	Adjusted EBITDA margin in the range of 3% and 5%

The foregoing forward-looking statements reflect Mytheresa’s expectations as of today's date. Given the number of risk factors, uncertainties and assumptions discussed below, actual results may differ materially. Mytheresa does not intend to update its forward-looking statements until its next quarterly results announcement, other than in publicly available statements.

ACQUISITION OF YNAP

On October 7, 2024, the Company and Richemont Italia Holding S.P.A signed an agreement for Mytheresa to acquire YOOX Net-A-Porter Group S.p.A (“YNAP”):

●	Richemont Italia Holding S.P.A will sell YNAP, encompassing NET-A-PORTER, MR PORTER, YOOX and THE OUTNET, to Mytheresa with a cash position of €555m and no financial debt, subject to customary closing adjustments.

●	Mytheresa to issue shares to Richemont Italia Holding S.P.A representing 33% of Mytheresa’s fully diluted share capital.
●	Richemont International Holding S.A. to provide a €100m revolving credit facility to YNAP.
●	Closing of transaction expected in the first half of calendar 2025, subject to customary conditions, including regulatory approvals.

CONFERENCE CALL AND WEBCAST INFORMATION

Mytheresa will host a conference call to discuss its second quarter of fiscal year 2024 financial results on February 11, 2025 at 8:00am Eastern Time. Those wishing to participate via webcast should access the call through Mytheresa’s Investor Relations website at https://investors.mytheresa.com. Those wishing to participate via the telephone may dial in at +1 (888) 715-9871 (USA).

The participant access code will be 7531135. The conference call replay will be available via webcast through Mytheresa’s Investor Relations website. The telephone replay will be available from 11:00am Eastern Time on February 11, 2025, through February 18, 2025, by dialing +1 (800) 770-2030 (USA). The replay passcode will be 7531135. For specific international dial-ins please see here.

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to financing activities; future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending.  In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements are only predictions. Actual events or results may differ materially from those stated or implied by these forward-looking statements. In evaluating these statements and our prospects, you should carefully consider the factors set forth below.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” included in the Form 20-F filed on September 12, 2024. These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.mytheresa.com.

ABOUT NON-IFRS FINANCIAL MEASURES AND OPERATING METRICS

Our non-IFRS financial measures include:

●	Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted EBITDA Margin is a non-IFRS financial measure which is calculated in relation to net sales.
●	Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Operating Income Margin is a non-IFRS financial measure which is calculated in relation to net sales.
●	Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Net Income Margin is a non-IFRS financial measure which is calculated in relation to net sales.

We are not able to forecast net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect net income (loss), including, but not limited to, Income taxes and Interest expense and, as a result, are unable to provide a reconciliation to forecasted Adjusted EBITDA.

Gross Merchandise Value (GMV) is an operative measure and means the total Euro value of orders processed. GMV is inclusive of merchandise value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

ABOUT MYTHERESA

Mytheresa is one of the leading luxury multi-brand digital platforms shipping to over 130 countries. Founded as a boutique in 1987, Mytheresa launched online in 2006 and offers ready-to-wear, shoes, bags and accessories for womenswear, menswear, kidswear as well as lifestyle products and fine jewelry. The highly curated edit of up to 250 brands focuses on true luxury brands such as Bottega Veneta, Brunello Cucinelli, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, The Row, Valentino, and many more. Mytheresa’s unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations. The NYSE listed company reported €913.6 million GMV in fiscal year 2024 (+7% vs. FY23).

For more information and updated Mytheresa campaign imagery, please visit https://investors.mytheresa.com.

Investor Relations Contacts
Mytheresa.com GmbH
Stefanie Muenz
phone: +49 89 127695-1919
email: investors@mytheresa.com

Media Contacts for public relations	Media Contacts for business press
Mytheresa.com GmbH	Mytheresa.com GmbH
Sandra Romano	Lisa Schulz
mobile: +49 152 54725178	mobile: +49 151 11216490
email: sandra.romano@mytheresa.com	email: lisa.schulz@mytheresa.com

Source: MYT Netherlands Parent B.V.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended				Six Months Ended
	December 31,	December 31,	Change in		December 31,	December 31,	Change in
	2023	2024	% / BPs		2023	2024	% / BPs
(in millions) (unaudited)
Gross Merchandise Value (GMV) (1)	€218.7	€244.7	11.9%		€422.5	€461.2	9.2%
Active customer (LTM in thousands) (1), (2)	856	843	(1.5)%		856	843	(1.5)%
Total orders shipped (LTM in thousands) (1), (2)	2,037	2,089	2.5%		2,037	2,089	2.5%
Net sales	€196.6	€223.0	13.4%		€384.1	€424.7	10.6%
Gross profit	€97.9	€113.6	16.0%		€177.4	€202.2	14.0%
Gross profit margin(3)	49.8%	50.9%	110	BPs	46.2%	47.6%	140	BPs
Operating loss	€(4.8)	€(2.5)	46.8%		€(18.2)	€(32.6)	(78.5)%
Operating loss margin(3)	(2.4)%	(1.1)%	130	BPs	(4.8)%	(7.7)%	(290)	BPs
Net loss	€(5.8)	€(4.7)	19.3%		€(18.0)	€(28.2)	(56.8)%
Net loss margin(3)	(3.0)%	(2.1)%	90	BPs	(4.7)%	(6.6)%	(190)	BPs
Adjusted EBITDA(4)	€7.5	€16.2	114.8%		€6.4	€19.1	199.6%
Adjusted EBITDA margin(3)	3.8%	7.3%	350	BPs	1.7%	4.5%	280	BPs
Adjusted Operating income (loss)(4)	€3.7	€12.2	232.0%		€(0.9)	€11.1	1,389.3%
Adjusted Operating income (loss) margin(3)	1.9%	5.5%	360	BPs	(0.2)%	2.6%	280	BPs
Adjusted Net income (loss) (4)	€2.7	€10.6	299.6%		€(0.6)	€16.0	2,767.1%
Adjusted Net income (loss) margin(3)	1.3%	4.8%	350	BPs	(0.2)%	3.8%	400	BPs

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 29 in our quarterly report.
(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.
(3)	As a percentage of net sales.
(4)

EBITDA, adjusted EBITDA, adjusted Operating income, adjusted net income (loss) are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 30 in our quarterly report.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following tables set forth the reconciliations of net loss to EBITDA to adjusted EBITDA, operating loss to adjusted operating income (loss) and net loss to adjusted net income (loss), and their corresponding margins as a percentage of net sales:

	Three Months Ended				Six Months Ended
	December 31,	December 31,	Change		December 31,	December 31,	Change
	2023	2024	in%		2023	2024	in%
(in millions) (unaudited)
Net loss	€(5.8)	€(4.7)	19.3%		€(18.0)	€(28.2)	(56.8)%
Finance costs, net	€1.2	€2.0	63.2%		€2.2	€3.2	43.9%
Income tax expense (benefit)	€(0.2)	€0.2	218.9%		€(2.5)	€(7.5)	(205.7)%
Depreciation and amortization	€3.8	€3.9	2.3%		€7.2	€11.1	52.8%
thereof depreciation of right-of use assets	€2.4	€2.4	3.3%		€4.7	€4.8	2.4%
thereof impairment loss on property & equipment (3)	—	—	N/A		—	€3.1	N/A
EBITDA	€(0.9)	€1.4	248.3%		€(11.0)	€(21.5)	(95.5)%
Other transaction-related, certain legal and other expenses (1)	€3.6	€9.6	167.2%		€6.1	€31.0	412.0%
Share-based compensation (2)	€4.9	€5.1	6.0%		€11.3	€9.6	(14.9)%
Adjusted EBITDA	€7.5	€16.2	114.8%		€6.4	€19.1	199.6%

Reconciliation to Adjusted EBITDA Margin
Net sales	€196.6	€223.0	13.4%		€384.1	€424.7	10.6%
Adjusted EBITDA margin	3.8%	7.3%	350	BPs	1.7%	4.5%	280	BPs

	Three Months Ended				Six Months Ended
	December 31,	December 31,	Change		December 31,	December 31,	Change
	2023	2024	in%		2023	2024	in%
(in millions) (unaudited)
Operating loss	€(4.8)	€(2.5)	46.8%		€(18.2)	€(32.6)	(78.5)%
Other transaction-related, certain legal and other expenses (1)	€3.6	€9.6	167.2%		€6.1	€31.0	412.0%
Share-based compensation (2)	€4.9	€5.1	6.0%		€11.3	€9.6	(14.9)%
Impairment loss on property & equipment (3)	—	—	N/A		—	€3.1	N/A
Adjusted Operating income (loss)	€3.7	€12.2	232.0%		€(0.9)	€11.1	1,389.3%

Reconciliation to Adjusted Operating income margin
Net sales	€196.6	€223.0	13.4%		€384.1	€424.7	10.6%
Adjusted Operating income (loss) margin	1.9%	5.5%	360	BPs	(0.2)%	2.6%	280	BPs

	Three Months Ended				Six Months Ended
	December 31,	December 31,	Change		December 31,	December 31,	Change
	2023	2024	in %		2023	2024	in %
(in millions) (unaudited)
Net loss	€(5.8)	€(4.7)	19.3%		€(18.0)	€(28.2)	(56.8)%
Other transaction-related, certain legal and other expenses (1)	€3.6	€10.1	181.1%		€6.1	€31.5	420.3%
Share-based compensation (2)	€4.9	€5.1	6.0%		€11.3	€9.6	(14.9)%
Impairment loss on property & equipment (3)	—	—	N/A		—	€3.1	N/A
Adjusted Net income	€2.7	€10.6	299.6%		€(0.6)	€16.0	2,767.1%

Reconciliation to Adjusted Net income Margin
Net sales	€196.6	€223.0	13.4%		€384.1	€424.7	10.6%
Adjusted Net income margin	1.3%	4.8%	350	BPs	(0.2)%	3.8%	400	BPs

(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business, (iii) other non-recurring expenses incurred in connection with the costs of closing distribution center in Heimstetten, Germany and (iv) finance costs in the form of RCF amendment fees.
(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income includes both share-based compensation expense connected to the IPO and share-based compensation expense recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the Mytheresa Group key management members and share-based compensation expense due to Supervisory Board Members Plans. We do not consider share-based compensation expense to be indicative of our core operating performance. For further information about how we calculate these measures and limitations of its use, see our annual report on Form 20-F filed on September 12, 2024.
(3)	Included in depreciation and amortization is an impairment loss recognized, in accordance with IAS 36, on property plant and equipment utilized in the Heimstetten distribution center, which was closed in August 2024.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Profit & Loss and Comprehensive Income

(Amounts in € thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	December 31,	December 31,	December 31,	December 31,
(in € thousands)	2023	2024	2023	2024

Net sales	196,630	222,985	384,096	424,685
Cost of sales, exclusive of depreciation and amortization	(98,695)	(109,399)	(206,673)	(222,467)
Gross profit	97,935	113,585	177,423	202,219
Shipping and payment cost	(32,513)	(33,698)	(60,825)	(63,058)
Marketing expenses	(23,458)	(30,076)	(47,157)	(55,069)
Selling, general and administrative expenses	(42,012)	(48,726)	(80,439)	(104,739)
Depreciation and amortization	(3,842)	(3,929)	(7,238)	(11,057)
Other income (expense), net	(887)	302	(13)	(876)
Operating loss	(4,777)	(2,543)	(18,249)	(32,580)
Finance income	—	—	1	—
Finance costs	(1,197)	(1,953)	(2,206)	(3,174)
Finance costs, net	(1,197)	(1,953)	(2,205)	(3,174)
Loss before income taxes	(5,974)	(4,496)	(20,455)	(35,753)
Income tax (expense) benefit	161	(193)	2,468	7,542
Net loss	(5,813)	(4,689)	(17,987)	(28,211)
Cash Flow Hedge	1,549	(4,213)	(195)	(3,178)
Income Taxes related to Cash Flow Hedge	(432)	1,176	54	887
Foreign currency translation	(21)	47	(33)	18
Other comprehensive income (loss)	1,096	(2,990)	(174)	(2,273)
Comprehensive loss	(4,717)	(7,679)	(18,160)	(30,484)

Basic & diluted earnings per share	€(0.07)	€(0.05)	€(0.21)	€(0.32)
Weighted average ordinary shares outstanding (basic and diluted) – in millions (1)	86.8	87.2	86.8	87.2

(1)

In accordance with IAS 33, includes contingently issuable shares that are fully vested and can be converted at any time for no consideration. For further details, refer to note 14 in our quarterly report.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	June 30, 2024	December 31, 2024
Assets
Non-current assets
Intangible assets and goodwill	154,951	155,204
Property and equipment	43,653	38,901
Right-of-use assets	45,468	42,862
Deferred tax assets	1,999	9,367
Other non-current assets	7,572	7,730
Total non-current assets	253,643	254,064
Current assets
Inventories	370,635	404,570
Trade and other receivables	11,819	9,387
Other assets	45,306	33,983
Cash and cash equivalents	15,107	13,836
Total current assets	442,867	461,776
Total assets	696,511	715,840

Shareholders’ equity and liabilities
Subscribed capital	1	1
Capital reserve	546,913	556,489
Accumulated Deficit	(112,767)	(140,978)
Accumulated other comprehensive income	1,496	(777)
Total shareholders’ equity	435,643	414,736

Non-current liabilities
Provisions	2,789	2,869
Lease liabilities	40,483	38,795
Deferred tax liabilities	11	31
Total non-current liabilities	43,282	41,695
Current liabilities
Borrowings	—	40,594
Tax liabilities	10,643	8,403
Lease liabilities	9,282	8,561
Contract liabilities	17,104	16,919
Trade and other payables	85,322	71,923
Other liabilities	95,235	113,010
Total current liabilities	217,585	259,410
Total liabilities	260,867	301,105
Total shareholders’ equity and liabilities	696,511	715,840

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Amounts in € thousands)

					Foreign
					currency	Total
	Subscribed	Capital	Accumulated	Hedging	translation	shareholders’
(in € thousands)	capital	reserve	deficit	reserve	reserve	equity
Balance as of July 1, 2023	1	529,775	(87,856)	—	1,509	443,429
Net loss	—	—	(17,987)	—	—	(17,987)
Other comprehensive income	—	—	—	(141)	(33)	(174)
Comprehensive loss	—	—	(17,987)	(141)	(33)	(18,160)
Share-based compensation	—	11,336	—	—	—	11,336
Balance as of December 31, 2023	1	541,111	(105,843)	(141)	1,476	436,604

Balance as of July 1, 2024	1	546,913	(112,767)	—	1,496	435,643
Net loss	—	—	(28,211)	—	—	(28,211)
Other comprehensive loss	—	—	—	(2,291)	18	(2,273)
Comprehensive loss	—	—	(28,211)	(2,291)	18	(30,484)
Reclassification due to cash settlement of share-based compensation	—	(66)	—	—	—	(66)
Share-based compensation	—	9,642	—	—	—	9,642
Balance as of December 31, 2024	1	556,489	(140,978)	(2,291)	1,514	414,736

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in € thousands)

	Six months ended December 31,
(in € thousands)	2023	2024

Net loss	(17,987)	(28,211)
Adjustments for
Depreciation and amortization	7,238	11,057
Finance costs, net	2,205	3,174
Share-based compensation	11,336	9,642
Income tax expense (benefit)	(2,468)	(7,542)
Change in operating assets and liabilities
Increase in inventories	(49,733)	(33,935)
Decrease (increase) in trade and other receivables	(7,995)	2,432
Decrease in other assets	6,585	11,121
Increase in other liabilities	7,017	14,403
(Decrease) increase in contract liabilities	1,205	(185)
(Decrease) increase in trade and other payables	32,198	(13,405)
Income taxes paid	(4,371)	(1,158)
Net cash used in operating activities	(14,770)	(32,607)
Expenditure for property and equipment and intangible assets	(4,551)	(1,708)
Net cash (used in) investing activities	(4,551)	(1,708)
Interest paid	(2,205)	(3,045)
Proceeds from borrowings	1,404	40,594
Cash settlement of share-based compensation	—	(66)
Payment of lease liabilities	(3,515)	(4,572)
Net cash inflow (outflow) from financing activities	(4,316)	32,911
Net decrease in cash and cash equivalents	(23,638)	(1,404)
Cash and cash equivalents at the beginning of the period	30,136	15,107
Effects of exchange rate changes on cash and cash equivalents	(61)	134
Cash and cash equivalents at end of the period	6,437	13,836